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                                                                 Exhibit (a)(11)


MARRIOTT INTERNATIONAL EXTENDS TENDER OFFER FOR FORUM GROUP


WASHINGTON, D.C., March 13, 1996 -- Marriott International, Inc. and Forum Group, Inc. today announced that the $13 per share cash tender offer by a wholly owned Marriott subsidiary (FG Acquisition Corp.) to purchase all of the outstanding shares of Forum's common stock has been extended from 12:00 midnight, New York City time on Thursday, March 21, 1996 until 12:01 A.M., New York City time, Saturday, March 23, 1996.

     Marriott also confirmed that the condition to the tender offer requiring entry of an order by the U.S. Bankruptcy Court has been satisfied. In addition, the company said that it has waived the condition to the tender offer requiring that Forum acquire all of the equity interest in Forum Retirement Communities II, L.P. In consideration of this waiver, and of Marriott's agreement under certain circumstances, not to assert after March 21, 1996 that several other conditions to the tender offer have not been satisfied, Forum has permitted Marriott to extend the tender offer for one day.

     Based on the latest count of tendered shares, approximately 2,953,713 shares of Forum common stock have been validly tendered and not withdrawn pursuant to the tender offer. In addition, shares representing approximately 83% of the outstanding shares of Forum's common stock have been committed to be tendered, resulting in the tendering of a total of approximately 93% of Forum's shares.

     Marriott International, Inc., based in Washington, D.C., is a diversified hospitality company involved in lodging and services management.